Exhibit 99.1

CHANGE TO THERATECHNOLOGIES MANAGEMENT

Paul Lévesque will be appointed as President and CEO, replacing Luc Tanguay, who is retiring

Montreal, Quebec, March 2, 2020 – The board of directors of Theratechnologies Inc. (TSX: TH) (NASDAQ: THTX) is pleased to announce the appointment of Paul Lévesque as the company’s President and CEO, effective April 6, 2020, replacing Luc Tanguay, who is retiring after a 23-year career. Mr. Tanguay will remain available to ensure a smooth transition.

“Theratechnologies is at a turning point in its history. I am extremely proud to join this team and leverage my knowledge and expertise to ensure the company’s continued growth, as well as to harness its full potential,” said Mr. Lévesque. “One of my main goals is to bring Trogarzo to people living with HIV. Trogarzo, whose approval has already been fast tracked, is a breakthrough drug designed to meet an unmet medical need.”

Paul Lévesque boasts over 30 years of experience in the pharmaceutical field. After beginning his career in 1985 at UpJohn in Montreal, he joined Pfizer Canada in 1992, then Pfizer France in 2002, where he held various positions, eventually serving as president of Pfizer Canada from 2007 to 2012. Since then, he has held several marketing and executive positions at Pfizer headquarters in New York, as part of which he had international responsibilities, notably in Asia-Pacific and in the United States. Mr. Lévesque is and will remain the Global President of Pfizer Rare Disease until he takes up his position at Theratechnologies.

“We are thrilled that Paul Lévesque is joining the company. On behalf of the board and management, we look forward to working with him and benefiting from his considerable experience in the global commercialization of pharmaceutical products,” said Dawn Svoronos, Chair of the Board of Directors.

Theratechnologies would like to take this opportunity to recognize the immense contribution of Luc Tanguay, who skillfully led the company’s critical restructuring initiatives through his leadership and innovative vision.

“On behalf of the board of directors, management and shareholders, the company thanks Luc for his close collaboration with board members and wishes him a well-deserved retirement,” added Ms. Svoronos.

Mr. Tanguay, who has been involved in the biotechnology industry for over 20 years, has been a member of the Theratechnologies management team since 1996. As President and CEO since 2012, Mr. Tanguay has transformed the company into a fully integrated business operating in the United States, Canada and Europe, with a significant research and development portfolio.

“It was an honour to be able to make a significant contribution to the growth of Theratechnologies,” said Mr. Tanguay. “I am proud to leave Theratechnologies by handing over a company with a solid infrastructure and financial health to my successor. I would like to thank the loyal and high-performing management team members who have contributed to the company’s success over the past few years. I have no doubt that they will be able to support Paul Lévesque and help him build on this momentum.”

ABOUT THERATECHNOLOGIES

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

INFORMATION AND INTERVIEW REQUESTS:

Marie-Christine Garon

NATIONAL Public Relations

514-409-0031

mcgaron@national.ca